Submission of Non-consolidated Audit Report of Woori Bank

1. Date of Submission by Deloitte Anjin LLC, Woori Bank’s independent auditor: March 17, 2010

2. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2009	FY 2008

Revenue*	43,952	74,901

Operating Income	1,305	475

Income before Income Tax	1,189	582

Net Income	954	234

*Operating revenue

3. Key Financial Figures

(Units: billions of KRW)

Item	FY 2009	FY 2008

Total Assets	222,341	228,048

Total Liabilities	208,713	216,127

Total Shareholders’ Equity	13,629	11,921

Capital Stock	3,830	3,530

Shareholders’ Equity/ Capital Stock (%)	355.9	337.7

The above figures have not yet been approved by the shareholders of Woori Bank and remain subject to change.

Submission of Non-consolidated Audit Report of Woori Finance Holdings Co., Ltd.

1. Date of Submission by Deloitte Anjin LLC, Woori Finance Holdings’ independent auditor: March 17, 2010

2. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2009	FY 2008

Revenue	1,327	666

Operating Income	1,028	456

Income before Income Tax	1,026	454

Net Income	1,026	454

3. Key Financial Figures

(Units: billions of KRW)

Item	FY 2009	FY 2008

Total Assets	17,545	15,620

Total Liabilities	3,824	3,413

Total Shareholders’ Equity	13,721	12,207

Capital Stock	4,030	4,030

Shareholders’ Equity/ Capital Stock (%)	340.46	302.91

The above figures have not yet been approved by the shareholders of Woori Finance Holdings Co., Ltd. and remain subject to change.